SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

EMBRATEL PARTICIPAÇÕES S.A.

Publicly Traded Company
Tax Payer # 02.558.124/0001-12

MATERIAL FACT

Embratel Participações S.A. (“Embrapar”), in compliance with the provisions of paragraph 4 of article 157 of Law #6.404/76 and to CVM Instruction #358/02, communicates to its shareholders and to the public in general that, on this date, it is resuming its capital increase process, as authorized by February 18th, 2005 Deliberation #479 of the Brazilian Securities and Exchange Commission (CVM) , the Board of Directors of the Company approved a new timetable for the capital increase, rectifying the decision taken by the Board of Directors on February 03rd, 2005.

Further information and details about the capital increase can be found on the Minutes of the Board Meeting, which will be published in local newspapers on February 25th, 2005, and available in the Company's web site at www.embratel.com.br. In compliance with the legislation, the Company will publish, on March 02nd, 2005, a Notice to Shareholders with all final terms and conditions for the capital increase.

Rio de Janeiro, February 24, 2005

Isaac Berensztejn
Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.